Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 353-1-709-4444	Jonathan Birt Ph: 212-850-5664	Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS THIRD QUARTER 2007 FINANCIAL RESULTS

Dublin, Ireland, October 25, 2007 - Elan Corporation, plc today announced its third quarter 2007 financial results and provided a business update.  Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “During the quarter we continued to make tangible progress within our pipeline and gaining momentum for Tysabri. Continued focus on advancing our science and realizing the full potential of our shared asset, Tysabri, in MS and additional indications will enable us to create value, diversify risk and position us for growth as we accelerate into the future.”

Commenting on Elan’s third quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased to report that revenues increased by 43% and Adjusted EBITDA losses were reduced by two thirds over last year, continuing the trend of the last couple of quarters. The increase in revenues was driven principally by the accelerating uptake of Tysabri, which generated in-market sales of nearly $100 million on a world-wide basis this quarter. We were particularly pleased that during the quarter we exceeded the 15,000 patient target which we need for Tysabri to breakeven in the commercial setting for the MS indication.  At the end of the quarter, there were  about 17,000 patients on therapy, including about 1,000 in clinical trials.  We continued to carefully manage our cost base, with aggregate SG&A and R&D costs down on last year contributing to a reduction in net losses of 25%.’’

Mr. Cooke added, “We are optimistic that we will better our previous target of reporting Adjusted EBITDA losses of about $50 million for the full year.  In the longer term, the continued growth in revenue from Tysabri will drive our return to profitability and, with Biogen Idec, we are targeting to have 100,000 patients on therapy by the end of 2010.’’

Unaudited Consolidated Income Statement Data

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
		Revenue (see page 7)
112.5	171.5	Product revenue	371.5	521.9
10.8	5.1	Contract revenue	22.5	19.2
123.3	176.6	Total revenue	394.0	541.1

		Operating Expenses (see page 11)
47.2	84.8	Cost of goods sold	144.0	240.7
91.7	82.4	Selling, general and administrative	273.5	262.0
54.1	58.7	Research and development	157.5	178.4
—	—	Net gain on divestment of product	(43.3)	—
19.7	14.3	Other net charges	23.1	81.4
212.7	240.2	Total operating expenses	554.8	762.5
(89.4)	(63.6)	Operating loss	(160.8)	(221.4)

		Net Interest and Investment Gains and Losses
29.3	26.8	Net interest expense	83.9	79.6
(3.1)	(0.2)	Net investment gains	(4.2)	(1.5)
—	—	Net charge on debt retirement	—	18.8
26.2	26.6	Net interest and investment gains and losses	79.7	96.9

(115.6)	(90.2)	Net loss from continuing operations before tax	(240.5)	(318.3)
1.4	(2.8)	Provision for/(benefit from) income taxes	0.3	3.2
(117.0)	(87.4)	Net loss	(240.8)	(321.5)

(0.27)	(0.19)	Basic and diluted net loss per ordinary share	(0.56)	(0.69)
431.3	469.5	Basic and diluted weighted average number of ordinary shares outstanding (in millions)	430.1	468.1

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(117.0)	(87.4)	Net loss	(240.8)	(321.5)
29.3	26.8	Net interest expense	83.9	79.6
1.4	(2.8)	Provision for/(benefit from) income taxes	0.3	3.2
32.6	27.5	Depreciation and amortization	98.7	141.7
(15.5)	(1.2)	Amortized fees	(36.7)	(9.6)
(69.2)	(37.1)	EBITDA	(94.6)	(106.6)

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
(69.2)	(37.1)	EBITDA	(94.6)	(106.6)
10.9	8.9	Share-based compensation	37.1	32.7
—	—	Net gain on divestment of product	(43.3)	—
19.7	14.3	Other net charges	23.1	29.2
(3.1)	(0.2)	Net investment gains	(4.2)	(1.5)
—	—	Net charge on debt retirement	—	18.8
(41.7)	(14.1)	Adjusted EBITDA	(81.9)	(27.4)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of product, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2006 US$m	June 30 2007 US$m	September 30 2007 US$m
Assets
Current Assets
Cash and cash equivalents	1,510.6	826.0	784.8
Restricted cash	23.2	30.0	30.4
Investment securities — current	11.2	10.9	21.1
Prepaid and other current assets	211.3	160.6	157.5
Total current assets	1,756.3	1,027.5	993.8

Non-Current Assets
Intangible assets, net	575.9	484.3	466.8
Property, plant and equipment, net	349.0	341.6	337.2
Investment securities — non-current	9.2	9.1	9.5
Other assets	55.9	42.9	41.2
Total Assets	2,746.3	1,905.4	1,848.5

Liabilities and Shareholders’ Equity/(Deficit)
Accounts payable and accrued liabilities	266.9	242.1	256.9
Deferred income	16.1	7.5	6.5
Long-term debt (due November 2011 & November 2013)	2,378.2	1,765.0	1,765.0
Shareholders’ equity/(deficit)(1) (see page 12)	85.1	(109.2)	(179.9)
Total Liabilities and Shareholders’ Equity/(Deficit)	2,746.3	1,905.4	1,848.5

(1) Our debt covenants do not require us to maintain or adhere to any specific financial ratios.  Consequently the shareholders’ deficit has no impact on our ability to comply with our debt covenants.

Unaudited Consolidated US GAAP Cash Flow Data

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

(26.2)	(1.2)	Cash flows from operating activities	(43.4)	12.4
(32.2)	(12.2)	Movement on debt interest and tax	(108.8)	(110.1)
22.5	(20.6)	Working capital movement	(7.9)	9.0
(8.1)	(5.1)	Net purchases of tangible and intangible assets	(23.7)	(18.0)
3.0	(10.9)	Cash flows from investing activities	13.9	(8.5)
—	2.0	Net proceeds from product divestment	50.3	4.0
6.1	6.8	Cash flows from financing activities	27.4	(608.6)
—	—	Restricted cash movement	1.4	(6.0)
(34.9)	(41.2)	Net cash movement	(90.8)	(725.8)
1,024.8	826.0	Beginning cash balance	1,080.7	1,510.6
989.9	784.8	Cash and cash equivalents at end of period	989.9	784.8

Net Loss

The net loss for the third quarter of 2007 decreased by 25% to $87.4 million from $117.0 million in the third quarter of 2006.  The decrease reflects a 43% increase in revenues and improved operating margins as total operating expenses increased by 13%. Revenue growth was driven by Tysabri®,  with worldwide in-market sales approaching $100 million for the quarter.  Elan’s share of Tysabri revenues in the quarter was $63.5 million.  The gross margin fell from 62% in the third quarter of 2006 to 52% in the third quarter of 2007, reflecting the impact of sales of Tysabri, which have a lower gross margin due to the collaboration agreement with Biogen Idec Inc. (Biogen Idec).  In addition, selling, general and administrative (SG&A) and research and development (R&D) expenses in the third quarter 2007 were 3% lower in aggregate than in the third quarter 2006.

Adjusted EBITDA (see page 3)

Adjusted EBITDA losses for the third quarter of 2007 decreased by 66% to $14.1 million, compared to $41.7 million in the same period of 2006.  This improvement primarily reflects an increase of 43% in revenues, principally related to Tysabri, and reduced SG&A costs.  A further analysis of Adjusted EBITDA between Tysabri and the rest of the business is included in Appendices I and II.

Revenue

Total revenue for the third quarter of 2007 increased 43% to $176.6 million from $123.3 million in the same period of 2006.  Revenue is analyzed below between product revenue and contract revenue.

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

		Revenue from Marketed Products
5.4	58.5	Tysabri- US	5.2	141.1
(5.7)	5.0	Tysabri- ROW (see page 8)	(5.7)	—
26.4	19.2	Maxipime®	113.7	106.7
16.7	20.7	Azactam®	56.6	62.9
3.1	3.0	Prialt®	8.7	8.2
45.9	106.4	Total Revenue from Marketed Products	178.5	318.9

58.1	65.1	Manufacturing Revenue and Royalties (see page 9)	167.5	198.5

8.5	—	Amortized Revenue – Adalat®/Avinza®	25.5	4.5
112.5	171.5	Total Product Revenue	371.5	521.9

		Contract Revenue
6.8	1.7	Amortized fees	11.0	4.9
4.0	3.4	Research revenue and milestones	11.5	14.3
10.8	5.1	Total Contract Revenue	22.5	19.2

123.3	176.6	Total Revenue	394.0	541.1

Revenue from marketed products

Tysabri

The distribution of Tysabri in both the United States and the rest of the world (ROW) commenced in July 2006.  Tysabri was developed and is being marketed in collaboration with Biogen Idec.  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the US, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Global in-market net sales of Tysabri can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
5.4	58.5	United States	5.2	141.1
2.7	34.8	ROW	2.7	72.7
8.1	93.3	Total Tysabri in-market net sales	7.9	213.8

At the end of September 2007, approximately 17,000 patients are on therapy worldwide, comprising approximately 16,000 on commercial therapy and approximately 1,000 in the multiple sclerosis (MS) clinical trials.

Tysabri – US

In the US market, Elan recorded net sales of $58.5 million in the third quarter of 2007.

As of the end of September 2007, over 2,000 doctors have enrolled patients and approximately 10,500 patients are on commercial therapy, an increase of 22% over the 8,600 which were on therapy in mid-July 2007.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded revenue of $5.0 million in the third quarter of 2007.  Elan’s ROW revenue from Tysabri is calculated as follows:

	Three Months Ended September 30	Nine Months Ended September 30
	2007 US$m	2007 US$m

ROW in-market sales by Biogen Idec	34.8	72.7
ROW operating expenses incurred by Elan and Biogen Idec	(35.3)	(95.1)
ROW operating loss incurred by Elan and Biogen Idec	(0.5)	(22.4)
Elan’s 50% share of Tysabri ROW collaboration operating loss	(0.3)	(11.2)
Elan’s directly incurred costs	5.3	11.2
Net Tysabri ROW revenue	5.0	—

Discussions in relation to reimbursement on a country-by-country basis continue to make progress.  As of the end of September 2007, approximately 5,500 patients principally in the European Union (EU) are on therapy, an increase of 28% over the 4,300 that were on therapy in mid-July 2007.

Other marketed products

Revenue from Maxipime decreased 27% to $19.2 million in the third quarter of 2007 from $26.4 million in same period of 2006. The decrease was principally due to the introduction of generic competition, offset partially by supply shortages in 2006.  On June 18, 2007, the first generic formulation of cefepime hydrochloride was approved by the US Food and Drug Administration (FDA). Generic cefepime hydrochloride was launched shortly thereafter, and Elan expects it will continue to materially and adversely affect Elan’s revenues from, and gross margin for, Maxipime.

Revenue from Azactam was $20.7 million in the third quarter of 2007, compared to $16.7 million in the same period of 2006.  Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition, although to-date no generic form of Azactam has been approved.

Revenue from Prialt was $3.0 million in the third quarter of 2007, compared to $3.1 million in the same period in 2006.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology (EDT) business comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties were $65.1 million, an increase of 12% over the same period in 2006, reflecting continued growth across a number of products in the EDT portfolio.  These revenues can be further analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
13.3	15.1	Tricor®	36.0	42.2
10.3	10.6	Skelaxin®	24.7	28.1
5.4	7.5	Focalin® XR / RitalinLA®	16.6	23.0
4.4	5.7	Diltiazem®	14.3	15.5
7.8	5.2	Verelan®	27.8	20.5
16.9	21.0	Other	48.1	69.2
58.1	65.1	Total	167.5	198.5

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the third quarter of 2007 or 2006.  Of the total of $65.1 million (2006: $58.1 million) in manufacturing revenue and royalties, 43% (2006: 43%) consisted of royalties on products that were not manufactured by Elan.

Share-Based Compensation

The share-based compensation expense for the third quarter of 2007 was $8.9 million (2006: $10.9 million), which comprised $0.9 million (2006: $1.1 million) of cost of goods sold, $4.7 million (2006: $7.5 million) of SG&A expense and $3.3 million (2006: $2.3 million) of R&D expense.

Gross Profit

The gross profit margin on revenue was 52% in the third quarter of 2007, compared to 62% in the same period of 2006.  The decrease is due principally to the change in the mix of product sales, including the impact of Tysabri and the reduced price of Maxipime as a result of the entry of a generic competitor. The Tysabri gross profit margin of 33% is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on US sales of approximately 36%, offset by the inclusion in cost of sales of royalties payable by Elan on sales of Tysabri outside of the United States.  These royalties are payable by Elan but reimbursed by the collaboration (see page 8).

Operating Expenses

Selling, general and administrative

SG&A expenses decreased 10% to $82.4 million in the third quarter of 2007 from $91.7 million in the same period of 2006 and can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m
49.1	44.1	Rest of business	141.6	139.7
16.0	19.1	Tysabri- US	52.2	55.2
19.1	14.5	Depreciation and amortization (principally Maxipime and Azactam)	56.8	49.7
7.5	4.7	Share-based compensation	22.9	17.4
91.7	82.4	Total	273.5	262.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as described on page 8.

Following the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, Elan took steps during the third quarter of 2007 to restructure its commercial infrastructure and reduce related selling and administrative costs.  As a result, SG&A costs have decreased in the third quarter of 2007, compared to the same period in 2006.  The costs associated with this restructuring are included in other charges (see below).

Research and development

R&D expenses for the third quarter of 2007 were $58.7 million, compared to $54.1 million in the same period of 2006, an increase of 9%.  The increase was primarily due to increased expenses associated with progressing our Alzheimer’s disease (AD) programs, including our collaboration with Transition Therapeutics, Inc. (Transition) on ELND-005.

Other Net Charges

Other net charges for the three and nine months ended September 30, 2007 and 2006 were as follows:

Three Months Ended September 30			Nine Months Ended September 30
2006 US$m	2007 US$m		2006 US$m	2007 US$m

—	—	Maxipime/Azactam asset impairment	—	52.2
4.7	14.3	Severance and restructuring	1.1	29.2
15.0	—	In-process research and development	22.0	—
19.7	14.3	Total	23.1	81.4

The total other net charges of $14.3 million in the third quarter of 2007 consists of severance and restructuring charges arising principally from the restructuring of Elan’s commercial infrastructure referred to earlier and the consolidation of our US west coast locations, which will result in the closure of the San Diego facility and the expansion of our operations in South San Francisco.

Movement in Shareholders’ Equity/(Deficit)
US$m
Balance at June 30, 2007	(109.2)
Net loss for the period	(87.4)
Share-based compensation	8.9
Issuance of share capital	6.8
Other	1.0
Balance at September 30, 2007	(179.9)

Research and Development

Tysabri MS

A safety update of Tysabri in MS patients was presented in October at the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS).  New data from the TOUCH™ (Tysabri Outreach: Unified Commitment to Health) prescribing program and TYGRIS (Tysabri Global Observation Program in Safety) safety study continued to support a favorable risk benefit profile for Tysabri.

New data presented at ECTRIMS indicate that Tysabri treatment significantly increases the proportion of disease-free patients with MS compared to placebo according to post-hoc analysis of the Phase 3 AFFIRM study.  The PLEX study presented at ECTRIMS suggests that plasma exchange may be an effective means of accelerating the removal of Tysabri from the circulation.  Plasma exchange is one of several research efforts Elan and Biogen Idec have underway to learn more about potential interventions or treatments for progressive multifocal leukoencephalopathy (PML), a rare side effect of Tysabri.

Tysabri Crohn's Disease

In the United States in July, the Gastrointestinal Drugs Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA recommended that Tysabri be used for patients with moderately to severely active Crohn’s disease who have failed or cannot tolerate other therapies.  In October, the FDA informed Elan and Biogen Idec that the FDA requires additional time to review information regarding the proposed Tysabri risk management plan for Crohn’s disease.  Under this revised timeline, the companies anticipate action from the FDA by mid-January 2008.  In Europe, the companies have appealed a negative opinion on the marketing application for the use of Tysabri for Crohn’s disease by the Committee for Medicinal Products for Human Use of the European Medicines Agency.  A decision on the appeal is expected by the end of the first quarter of 2008.  At the American College of Gastroenterologists (ACG) October meeting, further analysis of the ENCORE and ENACT-2 trials were presented suggesting that Tysabri is effective in inducing response and maintaining remission in Crohn’s patients who have failed prior anti-TNF therapy and did not receive concomitant immunosuppressants.

Alzheimer's Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in AD and other neurodegenerative diseases, such as Parkinson’s disease.  Elan, in conjunction with its partners, is moving three compounds for mild to moderate AD through clinical trials: Bapineuzumab (AAB-001), ACC-001, and ELND-005.  In distinct ways, these three compounds target A-beta peptide, which is presumed to be a key toxic mediator in the brain of Alzheimer’s patients.

With Bapineuzumab (AAB-001, a humanized monoclonal antibody against A-beta peptide), Elan and Wyeth plan to initiate global Phase 3 clinical trials by year-end, Phase 2 studies are ongoing (publicly available data anticipated mid-2008), and Phase 1 trials are underway with a subcutaneous formulation.  ACC-001 (an active A-beta immunotherapeutic conjugate), also partnered with Wyeth, is progressing in Phase 2 studies in both Europe and the United States.

The third compound, partnered with Transition, ELND-005, is an orally available small molecule for the treatment of AD.  Elan and Transition have completed multiple Phase 1 studies with ELND-005, where the drug appeared to be safe and well tolerated.  The companies plan to commence Phase 2 trials around year-end.

ELND-002, a small molecule for the treatment of MS, was recently dosed in patients in a Phase 1 trial.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, whether we will return to profitability or be able to meet our target of 100,000 patients on Tysabri therapy by the end of 2010, the incidence of serious adverse events associated with Tysabri (including cases of PML), whether or not Tysabri will be approved in the United States or Europe for the treatment of Crohn’s disease and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the effect of any possible sale of Biogen Idec on our Tysabri collaboration, the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether and when a Phase 3 clinical trial for AAB-001 will be initiated, whether the Phase 2 clinical trials for AAB-001 (and the planned Phase 3 clinical trial) are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of generic competition following the loss of patent exclusivity for Azactam and Maxipime in particular, a generic version of Maxipime was introduced in the market in the second quarter of 2007 which has had, and will have a material adverse effect on Elan’s revenues from and gross margin for Maxipime and Elan anticipates that a generic version of Azactam will be introduced into the market in the second half of 2007 which will materially and adversely affect Elan’s revenue and gross margins from Azactam; whether the projected cost savings from the anticipated restructuring of our commercial organization will be achieved and whether Elan’s estimate of the costs of such restructuring will prove accurate; whether we will be able to better our targeted Adjusted EBITDA losses of approximately $50 million for 2007; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the US Department of Justice and the US Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended September 30, 2006				Three Months Ended September 30, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.3)	112.8	112.5	Product revenue (1)	63.5	108.0	171.5
5.4	5.4	10.8	Contract revenue	0.3	4.8	5.1
5.1	118.2	123.3	Total revenue	63.8	112.8	176.6

			Operating Expenses
3.4	43.8	47.2	Cost of goods sold	42.8	42.0	84.8
17.3	74.4	91.7	Selling, general and administrative (2)	19.8	62.6	82.4
9.3	44.8	54.1	Research and development	9.0	49.7	58.7
—	19.7	19.7	Other net charges	—	14.3	14.3
30.0	182.7	212.7	Total operating expenses	71.6	168.6	240.2
(24.9)	(64.5)	(89.4)	Operating loss	(7.8)	(55.8)	(63.6)

0.7	31.9	32.6	Depreciation and amortization	0.6	26.9	27.5
(5.4)	(10.1)	(15.5)	Amortized fees	(0.3)	(0.9)	(1.2)
0.9	10.0	10.9	Share-based compensation	0.4	8.5	8.9
—	19.7	19.7	Other net charges	—	14.3	14.3
(28.7)	(13.0)	(41.7)	Adjusted EBITDA	(7.1)	(7.0)	(14.1)

1 Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	5.4	58.5
EU revenue	(5.7)	5.0
Total Tysabri product revenue	(0.3)	63.5

2 General and corporate costs have not been allocated to Tysabri.

Appendix II

Nine Months Ended September 30, 2006				Nine Months Ended September 30, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.5)	372.0	371.5	Product revenue (1)	141.1	380.8	521.9
6.8	15.7	22.5	Contract revenue	0.8	18.4	19.2
6.3	387.7	394.0	Total revenue	141.9	399.2	541.1

			Operating Expenses
4.7	139.3	144.0	Cost of goods sold	101.0	139.7	240.7
56.3	217.2	273.5	Selling, general and administrative (2)	58.0	204.0	262.0
22.4	135.1	157.5	Research and development	27.8	150.6	178.4
—	(43.3)	(43.3)	Net gain on divestment of product	—	—	—
—	23.1	23.1	Other net charges	—	81.4	81.4
83.4	471.4	554.8	Total operating expenses	186.8	575.7	762.5
(77.1)	(83.7)	(160.8)	Operating loss	(44.9)	(176.5)	(221.4)

2.1	96.6	98.7	Depreciation and amortization	1.8	139.9	141.7
(6.8)	(29.9)	(36.7)	Amortized fees	(0.8)	(8.8)	(9.6)
3.7	33.4	37.1	Share-based compensation	2.4	30.3	32.7
—	(43.3)	(43.3)	Net gain on divestment of product	—	—	—
—	23.1	23.1	Other net charges	—	29.2	29.2
(78.1)	(3.8)	(81.9)	Adjusted EBITDA	(41.5)	14.1	(27.4)

1 Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	5.2	141.1
EU revenue	(5.7)	—
Total Tysabri product revenue	(0.5)	141.1

2 General and corporate costs have not been allocated to Tysabri.